UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

ZIOPHARM Oncology, Inc.

 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share

 (Title of Class of Securities)

98973P101

(CUSIP Number)

Brian T. Daly, Esq.

Millennium Management, L.L.C.

666 Fifth Avenue, 8th Floor

New York, New York 10103

 (212) 841-4100

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

August 17, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

SCHEDULE 13D

CUSIP No. 98973P101

1	NAMES OF REPORTING PERSONS: Millennium Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3521699

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		793,486

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		793,486

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

817,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

SCHEDULE 13D

CUSIP No. 98973P101

1	NAMES OF REPORTING PERSONS: Millenco, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3532932

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		23,625

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,625

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

817,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN, BD

SCHEDULE 13D

CUSIP No. 98973P101

1	NAMES OF REPORTING PERSONS: Millennium Management, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3804139

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		817,111

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		817,111

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

817,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D

CUSIP No. 98973P101

1	NAMES OF REPORTING PERSONS: Israel A. Englander

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		817,111

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		817,111

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

817,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Explanatory Note

Item 1. Security and Issuer.

    The name of the issuer is ZIOPHARM Oncology, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 1180 Avenue of the Americas, 19th Floor, New York, New York 10036. This Schedule 13D relates to the Issuer’s Common Stock, $0.001 par value per share (the "Common Stock").

Item 2. Identity and Background.

    (a)-(c), (f). This statement is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco, L.P., a Delaware limited partnership (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Millennium Partners and the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or Millenco.

    The business address for Millennium Partners, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

    Note: Millennium Partners is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

    (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

    Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the 793,486 beneficially owned shares held by Millenium Partners in the transactions giving rise to this Schedule 13D was approximately $3,000,000 (excluding brokerage commissions). The amount of funds used to purchase the 23,625 beneficially owned shares held by Millenco in the transactions giving rise to this Schedule 13D was approximately $117,500, calculated on an average cost basis (excluding brokerage commissions) by account. The Reporting Persons effect purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

    The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

    The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

    (a)  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of:

(i)  231,931 shares of Common Stock that were acquired by Millennium Partners on or about December 13, 2005, in exchange for 462,962 shares of Series A Convertible Preferred Stock, $0.001 par value per share, of Ziopharm, Inc. (the “Preferred Shares”). The Preferred Shares had been acquired on April 12, 2005 pursuant to a Subscription Agreement between Ziopharm, Inc. and Millennium Partners. The Preferred Shares were exchanged for shares of Common Stock in connection with Ziopharm, Inc.’s merger with EasyWeb, Inc.;

(ii) 431,965 shares of Common Stock that were issued to Millennium Partners on May 3, 2006 in connection with a Subscription Agreement between the Company and Millennium Partners;

(iii) 129,590 shares of Common Stock issuable to Millennium Partners upon exercise of a Common Stock Purchase Warrant dated May 3, 2006; and

          (iv) 23,625 shares of Common Stock held by Millenco.

    As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 817,111 shares of Common Stock, which represents in the aggregate approximately 5.3% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 15,264,248 outstanding shares of Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-QSB, filed as of August 14, 2006.

    Millennium Management, as the managing partner of Millennium Partners and the general partner of Millenco, may also be deemed to beneficially own the 817,111 shares of Common Stock beneficially owned by Millennium Partners and Millenco.

    Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 817,111 shares of Common Stock beneficially owned by Millennium Partners and Millenco.

    The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or Millenco.

    (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 817,111 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

    (c) Transactions in Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Such transactions were effected in the open market.

    (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in the Reporting Person’s account to the extent permitted by debit balances in such account. The Reporting Persons generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers) may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties, and such loans generally may be recalled upon demand.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

       Exhibit I: Joint Filing Agreement, dated as of August 17, 2006, by and among Millennium Partners, L.P., Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Israel A. Englander ----------------------------------------------------- Name: Israel A. Englander Title: Managing Member

MILLENNIUM PARTNERS, L.P.

By: Millennium Management, L.L.C.
    its managing partner

By:  /s/ Israel A. Englander
-----------------------------------------------------
Name:     Israel A. Englander
Title:       Managing Member

MILLENNIUM MANAGEMENT, L.L.C.

By:  /s/ Israel A. Englander
-----------------------------------------------------
Name:     Israel A. Englander
Title:       Managing Member

/s/ Israel A. Englander by Simon Lorne
pursuant to Power of Attorney filed with
the SEC on June 6, 2005
-----------------------------------------------------
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

   This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of ZIOPHARM Oncology, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 17, 2006

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Israel A. Englander ----------------------------------------------------- Name: Israel A. Englander Title: Managing Member

MILLENNIUM PARTNERS, L.P.

By: Millennium Management, L.L.C.
    its managing partner

By:  /s/ Israel A. Englander
-----------------------------------------------------
Name:     Israel A. Englander
Title:       Managing Member

MILLENNIUM MANAGEMENT, L.L.C.

By:  /s/ Israel A. Englander
-----------------------------------------------------
Name:     Israel A. Englander
Title:       Managing Member

/s/ Israel A. Englander by Simon Lorne
pursuant to Power of Attorney filed with
the SEC on June 6, 2005
-----------------------------------------------------
Israel A. Englander

                                                                    Schedule A

Transactions in the Common Stock During the Past 60 Days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share
6/29/2006	(5000)	5.2
6/29/2006	5000	5.2
7/26/2006	600	4.9
7/26/2006	625	4.9
7/26/2006	2400	4.9
7/26/2006	4000	4.75
7/27/2006	(7625)	4.9
7/27/2006	489	4.75
7/27/2006	500	4.85
7/27/2006	511	4.75
7/27/2006	2000	4.8
7/27/2006	3000	4.8
7/27/2006	4000	4.75
7/27/2006	7625	4.9
8/3/2006	(10500)	5
8/3/2006	10500	5
8/14/2006	500	4.8

Note:  All such transactions were effected by Millenco.